Mail Stop 4561

April 28, 2009

James P. Regan
President, Chairman and
Chief Executive Officer
Dynamics Research Corporation
60 Frontage Road
Andover, MA 01810-5498

> **Re: Dynamics Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-34135**

Dear Mr. Regan:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Major Customers, page 10

1.   We note the disclosure here and elsewhere in your filing that you depend on a limited number of customers for a significant portion of your revenue, including the U.S. Air Force Aeronautical Systems Center, which accounted for 11% of total revenue in fiscal 2007 and 18% of total revenue in 2006. This disclosure

suggests that the loss of ASC's business would likely have a material adverse effect on the company. Accordingly, please ensure that Business or another appropriate section of your filing includes a materially complete description of your relationship with this customer. We note in this regard the brief disclosure regarding ASC on page 10, as well as the disclosure on page 18 generally describing your government contracts. Please expand to identify the particular terms of your arrangement with ASC, to the extent appropriate and material. For example, disclose the term or expiration date of your agreement(s) with ASC, and state whether you are compensated by ASC on a fixed-price, time-and-materials, or cost-reimbursable basis.

Competition, page 18

2.   You have identified the principal competitive factors affecting the markets in which you operate, but have not disclosed whether DRC has a competitive advantage or disadvantage with respect to any such factors. In future filings, please expand your disclosure to discuss any material positive and negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

3.   You have incurred a net loss in fiscal 2008, but your overview does not address this recent reversal in your operating results. Please tell us what consideration you gave to addressing your 2008 net loss and any significant factors contributing to the net loss in your Management's Discussion and Analysis generally, and in your overview in particular in order to provide context for the ensuing discussion and analysis of your financial statements. The overview should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters contributing to your financial condition and results of operations. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies

Goodwill and other Intangible Assets, page 32

4.   We note your statement on page 33 that you are unable to provide assurances that goodwill will not be impaired in future periods. Please tell us what consideration you gave to enhancing your risk factors and providing a sensitivity analysis related to your goodwill valuation methodologies pursuant to Section V of SEC Release No. 33-8350.

Results of Operations, page 34

5.   We note instances where you have identified two or more sources of a material change without quantifying the contribution for each source. We note the following disclosures as examples:

*   the $22.3 million decrease in revenues from national defense and intelligence agencies in 2008 compared to 2007, which is attributed to decreased revenues under your CAPS, ITSP and PASS contracts, and lower revenues related to the U.S. Navy Trident Missile program; and

*   the $26.9 million decrease in revenues from national defense and intelligence agencies in 2007 compared to 2006, which is attributed to the new CAPS contract in August 2006 and the loss of the Air National Guard contract in May 2006, partially offset by increased revenues from the Naval Air System Command AIR*Speed* subcontract awarded in March 2006.

We also note that the Kadix acquisition impacted various revenue and expense line items but your disclosures provide minimal indication as to the relative impact of this acquisition. Tell us what consideration you gave to quantifying the extent of contribution of each source of, or offset to, a material change. Refer to Section III. D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 37

6.   We note the following disclosure: "We believe that cash on hand plus cash generated from operations along with cash available under credit lines are expected to be sufficient in 2009 to service debt, finance capital expenditures, pay the anticipated settlement of litigation, pay federal and state income taxes and fund the pension plan, if necessary." Although you have enumerated a number of obligations and potential obligations that you believe you will be able to fund in 2009, it is unclear from this disclosure whether you believe you will have adequate resources to meet all short-term liquidity requirements associated with your operations, including, for example, working capital. Please confirm, if accurate, that you believe you will have sufficient funds to meet your working capital and capital expenditure needs for the short term, and augment your

disclosure in future filings as appropriate. Refer to Item 303(a)(1) of Regulation S-K.

Financing Activities, page 38

7.   We note your disclosure here and in Note 7 to the consolidated financial statements regarding the covenants under your new $65.0 million credit facility. Please advise what consideration you gave to disclosing further details of these covenants, as well as to addressing alternate sources of funding and the consequences of accessing them, to the extent material. See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 48

8.   You state on page 21 that you may incur costs on certain contracts before receiving contractual funding from the U.S. Government and that you may not be able to recover these costs under subsequent contractual actions. Please clarify how you have assessed the collectibility criterion of SAB 104 for arrangements subject to such actions, and tell us how your revenue recognition policy addresses such arrangements.

Note 6. Income Taxes, page 58

9.   We note your statement on page 59 that resolution with the IRS regarding your unbilled receivables could result in a change in the Company's accounting method regarding revenue recognition. Please clarify for us whether the change in accounting method will impact your GAAP method of revenue recognition, your tax method of revenue recognition, or both. As part of your response, tell us what consideration you gave to disclosing the quantitative impact of an unfavorable resolution.

Part III, page 76

General

10.   Part III of your Form 10-K states several times that you are incorporating by reference from your definitive proxy statement certain required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated

by reference as required by Securities Exchange Act Rule 12b-23(b). In future Forms 10-K, please revise your Part III disclosure to specify the section(s) of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Item 10. Directors, Executive Officers and Corporate Governance (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)

Section 16(a) Beneficial Ownership Reporting Compliance, page 25

11.   Please provide all of the information called for by Item 405(a)(2) of Regulation S-K with respect to the late Forms 4 filed by Dr. Aguilar. In this regard, we note that you have not disclosed the number of late reports or the number of transactions that were not reported on a timely basis.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)

Compensation Discussion and Analysis, page 8

General

12.   Item 402(b)(2)(v)-(vii) of Regulation S-K requires disclosure of the specific items of corporate and individual performance that are taken into consideration in setting compensation policies and making compensation decisions, and how specific forms of compensation are structured and implemented to reflect these performance items. It appears from your disclosure that certain individual and corporate performance targets were material to DRC's executive compensation policies and decision-making processes for fiscal 2008, but you have not provided appropriate qualitative and/or quantitative disclosure with respect to all such performance-related factors. Examples of referenced performance targets for which additional disclosure appears to be required include the following:

- The "specific operational goals and objectives" and "key company management behaviors and values" considered in determining base salaries;
- The company-wide goals relating to revenue growth, net performance income, and days sales outstanding considered in determining annual cash incentive awards under your executive incentive plan;
- The targeted annual "functional financial budgets" considered in determining annual cash incentive awards for executives of the corporate functions under your executive incentive plan; and
- The goals relating to organic revenue growth and return on invested capital considered in determining long-term incentive plan awards.

Please revise to provide appropriate qualitative and/or quantitative disclosure with respect to these and any other performance-related factors that were material to DRC's executive compensation policies and decision-making processes for fiscal 2008. To the extent that you have omitted disclosure of target levels with respect to certain performance-related factor(s) in reliance on Instruction 4 to Item 402(b) of Regulation S-K, please advise in your response letter which target level(s) you have omitted on this basis and confirm that in each such instance you have a competitive harm analysis that supports your reliance on that instruction.

13. You disclose that you rely in part on certain non-GAAP financial measures as targets in determining incentive compensation for your named executive officers. For example, we note that "net performance income" is used to determine annual cash incentive awards, and "organic revenue growth" and "return on invested capital" are used to determine long-term cash and equity awards. Please disclose how each of these measures is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

14. You disclose that all elements of your "direct" compensation system are "targeted at median competitive market levels for appropriate industry competitor groups" in which you compete for your workforce, and you indicate that you use "published cross-industry surveys for companies comparable in size to the Company" in determining base salaries and total compensation for your named executive officers. To the extent you engage in benchmarking of any material element of compensation, please provide additional information regarding the companies to which you compare yourself and identify the surveys used. See Item 402(b)(2)(xiv) of Regulation S-K. In addition, please ensure that you disclose clearly in future filings where actual payments fall within the targeted range for each material element of compensation that you benchmark against competitor companies.

2008 Grants of Plan-Based Awards, page 16

15. The disclosure on page 11 under the heading "Long-Term Incentive Plan (2007 and Future Periods)" references a 2008 grant, but the table of grants of plan-based awards does not appear to reflect any grants of cash or restricted stock made under this long-term incentive plan during the last fiscal year. Please advise.

16. The amounts set forth in the column entitled "Grant Date Fair Value of Stock Awards" do not appear to reflect the aggregate grant date fair value of each restricted stock award granted to your named executive officers on March 3, 2008, as required by Item 402(d)(2)(viii) of Regulation S-K. In this regard, we note that the table currently indicates that the grant date fair value for each such restricted stock award is $10, even though the number of restricted shares

awarded to your named executive officers varies from 2,000 to 12,000. Please revise the table to provide the accurate grant date fair value of each restricted stock award made to your named executive officers in 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)

Transactions with Related Persons, page 25

17.   You state that all related party transactions are reviewed and approved by the Audit Committee "in accordance with the Audit Committee Charter." Please expand your disclosure to provide all of the information called for by Item 404(b)(1) of Regulation S-K with respect to your policies and procedures for the review, approval or ratification of transactions with related persons, including, for example, the standards to be applied pursuant to such policies and procedures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant